GIOVANNI CARUSO Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

January 28, 2020

Jonathan Burr
Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Roth CH Acquisition I Co.
Draft Registration Statement on Form S-1
Submitted December 24, 2019
CIK No. 0001796303

Dear Mr. Burr:

On behalf of our client, Roth CH Acquisition I Co. (the “Company”), we hereby provide a response to the comments issued in a letter dated January 15, 2020 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”).  Contemporaneously, we are submitting the amended draft Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Draft Registration Statement on Form S-1 submitted December 24, 2019

General

1.                                      We note that Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC appear to be your affiliates. Please tell us whether Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC will be making a market in the securities. If so, amend the registration statement to register the market-making activities of Roth Capital and Craig-Hallum Capital, including the footnote to the fee table and alternate pages for the marketmaking prospectus.

Response:  The Company has included a draft marketmaking prospectus in the Amended S-1 beginning on page A-1.

Our Business Combination Process, page 62

2.                                      Please clarify the obligation of insiders or affiliates to deposit additional funds of $750,000 into the trust account in order to extend the time available to consummate your initial business combination. Disclosure in the fourth paragraph of this section and elsewhere in the prospectus states that in order to extend the time, they “must” deposit these funds in to the trust account, but also that they are not obligated to fund the trust account and that if some but not all decide to extend the time, such insiders “may” deposit the entire amount required.

Response:  The disclosures on pages 18, 62, 69, 88, F-8 and F-11 have been revised in accordance with the Staff’s comment.

Fair Market Value of Target Business or Businesses, page 66

3.                                      Please clarify the nature of the fairness opinion required for a business combination with an affiliated entity. Disclosure here and on page 31 in the risk entitled “We may engage in our initial business combination with one or more target businesses . . .” suggests this opinion would address the fairness of the transaction to stockholders, whereas disclosure on page 7 under “Our Business Combination Process” suggests that the opinion would address the fairness of the transaction to the company.

Response:  The disclosure on page 7 has been revised in accordance with the Staff’s comment.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing.  Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner